Mail Stop 3561

July 23, 2008

via U. S. mail and facsimile

Kay Krill, President
AnnTaylor Stores Corporation
7 Times Square
New York, NY 10036

>   Re: AnnTaylor Stores Corporation
>   Form 10-K for Fiscal Year Ended
>   February 2, 2008
>   Schedule 14A filed April 3, 2008, as amended April 3 and 10, 2008
>   File No. 1-10738

Dear Ms. Krill:

We have reviewed your filing and have the following comment. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The company's proxy statement discusses one-year performance targets for its long term cash incentive plan for fiscal year 2007. The company, however, has not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their incentive compensation

under the plan. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis, based on the 2008 proxy statement, as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Closing Comments

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

> the company is responsible for the adequacy and accuracy of the disclosure in the filing;

> staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

> the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Susann Reilly at 202-551-3236 if you have any questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Kay Krill, President
        By facsimile to: (212) 457-2252